SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                        FORM 11-K (Amendment No. 1)


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                        ACT OF 1934 [FEE REQUIRED]

                For the Fiscal Year Ended December 31, 1995

                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                     Commission File Number 000-20371






        GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
                         (Full title of the plan)






                            ENTERGY CORPORATION
                                639 Loyola
                       New Orleans, Louisiana  70113
            (Issuer and address of principal executive office)

        Amendment No. 1 to the Gulf States Utilities Company Employee Stock Ownership Plan Form 11-K for year ended December 31, 1995 is made to amend the Report of Independent Accountants in its entirety.

                     REPORT OF INDEPENDENT ACCOUNTANTS



   To the Trustee and Participants of the Savings Plan of the Gulf State Utilities Company Employee Stock Ownership Plan:

   We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employee Stock Ownership Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
   Security Act of 1974. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



   /s/Coopers & Lybrand LLP

   New Orleans, Louisiana
   June 19, 1996

                                 SIGNATURE


   The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By:/s/ William O. VanAs
                                      William O. VanAs
                                      Director of
                                      Employee Benefits



Date: June 20, 1996